Exhibit 12.1
Kendle International Inc.
RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2009	2008 (1)	2007 (1)	2006	2005

Earnings (in thousands):
Pre-tax income from continuing operations	28,671	39,652	27,765	13,373	17,815
Fixed charges	20,589	21,466	26,548	10,469	3,009

Total earnings	49,260	61,118	54,313	23,842	20,824

Fixed Charges (in thousands):
Interest expense	13,130	13,417	15,889	6,781	460
Amortization of expenses related to indebtedness	1,273	2,474	5,810	355	41
Interest component of rent expense	6,186	5,575	4,849	3,333	2,508

Total fixed charges	20,589	21,466	26,548	10,469	3,009

Ratio of earnings to fixed charges	2.39	2.85	2.05	2.28	6.92

(1)	As adjusted due to the implementation of accounting guidance related to convertible debt. See Note 2: Accounting Changes